Exhibit 99.1

Constellium Addresses Actions in Response to COVID-19

Paris, March 19, 2020 – Constellium SE (NYSE: CSTM) today announced that it will reduce or suspend activities at certain of its manufacturing sites in recognition of the disruption caused by the COVID-19 virus to our people, customers and markets. Constellium’s first priority is to protect its employees, their families and their communities.

We expect these actions to facilitate prompt and efficient resumption of full production levels once market conditions allow. In response to these developments and given the uncertainty regarding the duration and severity of the crisis, Constellium plans to aggressively reduce costs and capital expenditures, optimize working capital, and manage the supply chain to minimize the financial impact on the business.

“Over the past few years, we have significantly strengthened our business and improved our balance sheet. We maintain strong, long-term relationships with our customers across a diverse and resilient portfolio of end markets. Our year-end liquidity position of €516 million was strong and is expected to improve further in the first quarter of 2020,” said Jean-Marc Germain, CEO of Constellium. “Responding to customer demand and employee safety, we are taking decisive actions. While the situation remains very fluid, I believe we are well positioned to manage through this uncertain time.”

Constellium has already implemented proactive measures to protect the health and safety of its employees, in compliance with public health guidelines from the World Health Organization (WHO), and governmental and local regulations and recommendations. This includes increased cleaning and sanitization at its facilities, business travel ban, social distancing, strict policies for visitors and suppliers, and a work from home policy for employees at corporate offices.

Constellium will continue to closely monitor the situation.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

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